Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31, 2008	Year ended December 31, 2007(1)	Year ended December 31, 2006(1)	Year ended December 31, 2005(1)	Period from August 12, 2004 (Inception) through December 31, 2004(1)
	(dollar amounts in thousands)
Earnings (Loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	$(1,077,601)	$205,000	$120,868	$69,777	$(8,024)
Add: Fixed charges from below	564,614	617,504	430,384	107,792	21

Total earnings (loss)	$(512,987)	$822,504	$551,252	$177,569	$(8,003)
Fixed charges:
Interest expense(2)	$564,614	$617,504	$430,384	$107,792	$21

Total fixed charges	$564,614	$617,504	$430,384	$107,792	$21
Ratio of earnings (loss) to fixed charges	(3)	1.3x	1.3x	1.6x	(4)

(1)
Certain prior period information has been reclassified to conform to the presentation for the year ended December 31, 2008.
(2)
Includes amortization of capitalized expenses relating to indebtedness.
(3)
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008.
(4)
Losses exceeded fixed charges by approximately $8.0 million for the period from August 12, 2004 (the date of inception) through December 31, 2004.